

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 12, 2009

By U.S. Mail and Facsimile

Mr. Robert G. Simpson
Chief Financial Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

>   **Re: Waste Management, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2008
>   File No. 001-12154**

Dear Mr. Simpson:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief